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                                                                 Exhibit (a)(12)



        FOR:                MAXXIM MEDICAL, INC.

        APPROVED BY:        Peter M. Graham
                            Executive Vice President
                            727/561-2100

        CONTACTS:           Mary Lugris
                            Investor Relations
                            727/561-2100
                            Morgen-Walke Associates
                            Andrea Kaimowitz/Katherine Mittelbusher
                            Press: Stacey Berns/Stacey Nield
                            212/850-5600


FOR IMMEDIATE RELEASE


                  MAXXIM MEDICAL PURCHASES 12,547,831 SHARES
                       REPRESENTING APPROXIMATELY 93% OF
                  THE OUTSTANDING SHARES OF CIRCON CORPORATION

CLEARWATER, FLORIDA, JANUARY 6, 1999 -- MAXXIM MEDICAL, INC. (NYSE: MAM) announced today that MMI Acquisition Corp., a wholly owned subsidiary of Maxxim Medical, has successfully completed its cash tender offer to purchase all of the outstanding shares of Circon Corporation (NASDAQ: CCON) at a price of $15.00 per share.

     Maxxim Medical reported that, based on a preliminary count, a total of 12,547,831 shares of Circon Corporation common stock had been tendered pursuant to the tender offer (including 172,085 shares subject to guarantees of delivery or receipt of additional documentation), which expired at 5:00 p.m., New York City time, on Tuesday, January 5, 1999, and that all such shares have been accepted for payment in accordance with the terms of the tender offer. The shares tendered constitute approximately 93% of the total outstanding Circon shares.

     Maxxim Medical also announced that MMI Acquisition Corp. and Circon expect to shortly effect a merger pursuant to which Circon will become a wholly owned subsidiary of Maxxim Medical and all holders of Circon shares (other than MMI Acquisition Corp.) that were not tendered will have the right to receive the same $15.00 per share in cash payable pursuant to the tender offer.

     Maxxim Medical is a major, diversified manufacturer, distributor and marketer of disposable specialty medical products such as custom procedure trays, medical gloves, electrosurgical systems and disposable products for use in cardiology, radiology and critical care.


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